

March 20, 2015

<u>Via E-Mail</u>
Mr. Oriel Yanguez
President and Chief Executive Officer
Headstart Holdings, Inc.
Enrique Geenizier Street
PH Miro, Suite 504, Bella Vista
Panama, Republic de Panama

Re: Headstart Holdings, Inc.
Registration Statement on Form S-1
Filed February 26, 2015
File No. 333-202301

Dear Mr. Yanguez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Prospectus cover page</u>

1. Revise the first paragraph to disclose there is no market for the stock. See Item 501(b)(4) of Regulation S-K.

<u>Emerging Growth Company Status</u>

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so

on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary, The Company, page 4

3. Please provide more detail regarding your business including
   - whether your market area is the United States, Panama and/or some other market(s); and
   - the types of real estate businesses you are targeting, such as, residential or commercial real estate, and whether you will buy from the brokers/ agents or others.

Prospectus Summary, The Offering, page 5

4. Please disclose that the shares being offered will be subject to the Penny Stock Rules and summarize the consequences to shareholders of these.

5. Please revise the first paragraph to disclose whether Mr. Yanguez has any restrictions on his ability to sell his 5 million shares. If not, please add a risk factor.

Risk Factors, page 7

6. Please consider adding the following risk factors:
   - the risks related to your not conducting credit reviews of clients;
   - the risk of not having any security interest; and,
   - the risk of your trying to engage in legal actions in the United States to recover any funds given your operations in Panama.

We may experience liquidity and solvency problems..., page 7

7. Please revise both the caption and the substance of the risk factor to reflect the fact that you are currently experiencing (not "may experience") liquidity and solvency problems and to reflect the fact that these problems may prevent you from commencing operations.

Dilution, page 14

8. Revise to add a public contribution comparison to the founder's cash contribution as required by Item 506 of Regulation S-K. In this regard, present a table showing the

founders contribution and percentage ownership at both the minimum and maximum offering.

Principal Services and Principal Markets, page 18

9. As required by Item 101(h)(4) of Regulation S-K, please disclose more detail about your business including the following:
   - the market area;
   - the types of real estate companies with which you seek to conduct business such as whether these are brokerage firms;
   - the types of transactions in which you will offer factoring such as whether they are residential and or commercial real estate; and
   - the types and amounts of any fees and penalties (to which you refer in the first paragraph on page 19).

Government Regulation, page 20

10. Please revise the second paragraph to identify "any necessary permits and or licenses" required in Panama. To the extent that you transact business across international borders, please discuss any applicable regulations.

Report of Independent Registered Public Accounting Firm, page F-1

11. You disclose that you conducted your audit in accordance with auditing standards generally accepted in the United States of America. Please tell us why the audit was not conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). Please refer to 4110.5 of the SEC Division of Corporation Finance Financial Reporting Manual.

Exhibit 23.B, Consent of Independent Registered Public Accounting Firm

12. Please revise your consent to include the correct date of the independent accountants report in the consent in your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3152 or Gustavo Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney